(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 0-28030 CUSIP NUMBER

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     N/A

PART I — REGISTRANT INFORMATION

i2 Technologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

One i2 Place, 11701 Luna Road

Address of Principal Executive Office (Street and Number)

Dallas, TX 75234

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Form 10-K cannot be finalized and filed until completion of the re-audits described in the press release attached hereto as Exhibit A.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William M. Beecher, Executive Vice President and Chief Financial Officer, (Name)	(469) (Area Code)	357-1000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s current independent accountants are working diligently with the Registrant to complete the re-audits of the Registrant’s financial statements for the years ended December 31, 1999, 2000 and 2001. The Registrant currently believes that material adjustments to its previously reported financial results will be required. However, until the re-audits are completed, the Registrant cannot be certain of their eventual outcome with regard to amounts or periods affected. See Exhibit A attached hereto.

i2 Technologies, Inc.

         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003             By               /s/ William M. Beecher

                                    William M. Beecher

                                       Executive Vice President

                                         and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Press Release	Exhibit A

i2 to Delay Filing of 2002 Form 10-K; Announces Re-audit of 1999 Financial Statements; Believes that Material Adjustments Will be Required

i2 also announces transition of SEC inquiry to formal investigation status and status of NASDAQ delisting process

DALLAS — March 31, 2003 — i2 Technologies, Inc. (Nasdaq: ITWO), today announced that it would delay filing its annual report on Form 10-K for the year ended December 31, 2002. The delay results from the Company’s previously announced decision to re-audit its financial statements for the years ended December 31, 2000 and 2001 as well as the Company’s recent determination to expand the re-audits to include its financial statements for the year ended December 31, 1999.

While the re-audits have not been completed and the Company cannot be certain of their eventual outcome with regard to amounts or periods affected, the Company currently believes that material adjustments to its previously reported financial results will be required. Accordingly, investors should not rely on the financial information contained in the Company’s annual reports on Form 10-K for the years ended December 31, 1999, 2000 and 2001, in the Company’s quarterly reports on Form 10-Q for the quarters ended March 31, 1999 through September 30, 2002, or in the Company’s preliminary results for the fourth quarter of 2002. The re-audits will not have an impact on the Company’s cash position in any affected period.

The Company will file a Form 12b-25 with the Securities and Exchange Commission with respect to the delay in filing its 2002 Form 10-K. However, the re-audits will not be completed in time to allow the Company to file the 2002 Form 10-K within the 15-day extension period contemplated by Rule 12b-25. The Company is hopeful that the re-audits will be completed by early June 2003.

SEC Investigation

The Company also announced that it has received confirmation that the Company is now the subject of a formal investigation by the Securities and Exchange Commission. The Company had previously disclosed that the staff of the SEC had opened an informal inquiry into certain revenue recognition and financial reporting allegations brought to the attention of the SEC by the Company in late November 2002. On March 26, 2003, the SEC advised the Company that it had issued a formal order of investigation. The Company intends to continue to fully cooperate with the SEC as it moves forward in its investigation.

NASDAQ Listing

The Company also announced that, as a result of recent changes to the continued listing requirements for NASDAQ National Market issuers, the delisting notification previously received from NASDAQ has been withdrawn. Although the Company has been notified by NASDAQ that it has until September 16, 2003 to regain compliance with the $1.00 continued listing bid price requirement of the revised rules, the Company expects that it will become subject to NASDAQ delisting proceedings prior to that date for failing to timely file its 2002 Form 10-K.

-more-

i2 to Delay Filing of 2002 Form 10-K; Announces Re-audit of 1999 Financial Statements; Believes that Material Adjustments Will be Required

i2 Cautionary Language

This press release contains forward-looking statements that involve risks and uncertainties, including forward-looking statements regarding potential material adjustments to i2’s previously-reported financial results. These forward-looking statements involve a number of risks, uncertainties and assumptions that may cause actual results to be materially different from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ include: the scope, duration and results of the re-audits of i2’s financial statements; the scope, duration and results of the SEC’s formal investigation; the possibility that stockholders or regulatory authorities may initiate proceedings against i2 and/or its officers and directors as a result of the re-audits and the SEC investigation; the probability that i2 may again become subject to NASDAQ de-listing proceedings; and the level of professional fees and expenses incurred by i2 in connection with the aforementioned matters. More generally, factors that could cause i2’s operating and financial results to differ materially from its current expectations include, but are not limited to: the level of professional fees and expenses incurred by i2 in connection with the aforementioned matters; competition; continued reduction in the pace of IT spending; our inability to control costs; general economic conditions; and the failure of our customers to successfully implement our solutions or to achieve benefits attributable to our products. For a discussion of other factors that could impact i2’s financial results and cause actual results to differ materially from those in forward-looking statements, please refer to i2’s recent filings with the SEC (for the purpose of reviewing the risk factors only), particularly the Form 10-K filed April 1, 2002 and Form 10-Q filed November 14, 2002. i2 assumes no obligation to update the forward-looking information contained in this press release to reflect future events or circumstances.

Contact:

i2 Technologies, Inc., Dallas

Media Contact

Melanie Ofenloch

469-357-3027

Melanie_ofenloch@i2.com

or

Investor Contact

Barry Sievert

469-357-1000

investor@i2.com